UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Vista Energy, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

United Mexican States	001-39000	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Torre Mapfre, 243 Paseo de la Reforma Avenue, 18th Floor Colonia Cuauhtémoc, Alcaldía Cuauhtémoc Mexico City, Mexico	06500
(Address of principal executive offices)	(Zip code)

Alejandro Cherñacov

Tel.: + 52 (55) 8647-0128

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02	Exhibit

Not applicable.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The payment disclosure required by this Item 2.01 is included as Exhibit 2.01 to this Form SD.

Report on payments to governments for the year ended December 31, 2025

This report provides a consolidated overview of the payments to the Federal Government and Foreign Governments (each, as defined in Form SD, and together “Governments”) made by Vista Energy, S.A.B. de C.V. (“Vista”) and its consolidated subsidiaries for the fiscal year ended December 31, 2025. Unless the context requires otherwise, references in this report to the “Company,” “Vista,” “we,” “us” and “our” refer to Vista and its consolidated subsidiaries. References to “dollars,” “U.S. dollars,” “U.S. dollar” or “US$” are to United States dollars.

All payments are reported in U.S. dollars, which is the presentation currency of our consolidated financial statements. Payments that were made in currencies other than in U.S. dollars have been converted to U.S. dollars using the exchange rate applicable on the date of payment.

Our Business Segments

As of December 31, 2025, we considered as a single segment the exploration and production of crude oil, natural gas and LPG (including exploration and production commercial activities), through our own activities, subsidiaries and interests in joint operations and based on the nature of the business, customer portfolio and risks involved. We therefore have only one business segment.

Our Projects

This report discloses the payments made by us to Governments for the commercial development of oil, natural gas, or LPG, and which involves the exploration, development and extraction of crude oil, natural gas and LPG.

We organize our operations into blocks, which are areas defined by concession contracts or operating contracts signed by Vista. As of December 31, 2025, we had working interests in the following oil and gas blocks in Argentina: (a) 100% working interest in the exploitation concessions Bajada del Palo Oeste, Bajada del Palo Este, Aguada Federal and Bandurria Norte, all located in the Province of Neuquén (in all cases, as operator), (b) 90% working interest in the unconventional exploitation concession Águila Mora, located in the Province of Neuquén (as operator), (c) 84.6% working interest in the exploitation concession Coirón Amargo Norte, located in the Province of Neuquén (as operator), (d) 50% non-operating working interest in the unconventional exploitation concession La Amarga Chica, located in the Province of Neuquén, operated by YPF S.A., and (e) 1.5% non-operating working interest in the exploitation concession Acambuco, located in the Province of Salta, operated by Pan American Energy LLC (Argentine Branch).

Additionally, as a result of a transaction between our subsidiary Vista Energy Argentina S.A.U. (“Vista Argentina”) and Tango Energy S.A. (formerly known as Petrolera Aconcagua Energía S.A.) (“Tango”), effective March 1, 2023, we transferred to Tango the following exploitation concessions in Argentina (the “Transferred Conventional Assets”): Entre Lomas Neuquén, located in the Province of Neuquén, and Entre Lomas Río Negro, Jarilla Quemada, Charco del Palenque, Jagüel de los Machos and 25 de Mayo–Medanito SE, located in the Province of Río Negro. Under the agreement between Vista Argentina and Tango (“Conventional Assets Transaction Agreement”), beginning March 1, 2023, Tango pays 100% of the capex, opex, royalties, taxes, and any other costs associated with the Transferred Conventional Assets, while Vista Argentina retained a portion of the total production of the Transferred Conventional Assets. See “Item 4—Information on the Company—Business Overview—Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta” in our Form 20-F for the fiscal year ended December 31, 2025, filed on April 28, 2026.

In Mexico, as of December 31, 2025, we held a 100% working interest in the license agreement entered into with the Comisión Nacional de Hidrocarburos for block CS-01, located in Tabasco (as operator). On November 6, 2025, Vista submitted a notice of irrevocable relinquishment of the CS-01 block to the Mexican Secretariat of Energy (Secretaría de Energía), which is pending confirmation as of the date of this report.

On April 15, 2025, Vista Argentina acquired 100% of the capital stock of Petronas E&P Argentina S.A. (now known as Vista Energy LACH S.A.), which held a 50% non-operating working interest in the unconventional exploitation concession La Amarga Chica, located in Vaca Muerta, in the Province of Neuquén.

Section 3 - Exhibits

Item 3.01	Exhibits

The following exhibit is filed as part of this report on Form SD:

Exhibit 2.01 – Resource Extraction Payment Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer

Dated: September 28, 2026